Via Facsimile and U.S. Mail
Mail Stop 6010


December 19, 2005

Mr. Stephen L. Way
President and Chief Executive Officer
13403 Northwest Freeway
Houston, Texas   77040-6094


Re:	HCC Insurance Holdings, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 16, 2005
	File No. 001-13790

Dear Mr. Way:

      We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 39

Segments, page 43

Insurance Company Segment, page 43

1. We note your discussion on page 46 and elsewhere in the document of what resulted in the $30.5 million deficiency in 2004. Please provide us a more robust discussion in disclosure-type format of the actual factors that resulted in this deficiency. We note that the current discussion focuses more on the fact that it occurred in your accident and health business than the actual factors that caused the need to increase these reserves.

Critical Accounting Policies, page 53

2. We note that you record your reserves at an amount different from the point estimate generated by the actuaries. Please provide us in a disclosure-type format a discussion to address what factors management considered in making these adjustments and why you felt that this better reflects the ultimate liability related to these reserves.

3. You disclose on page 53 that you set your claim reserves for assumed reinsurance operations based upon information received from the cedant. Please provide to us in disclosure-type format additional disclosure to better explain the risks associated with making this estimate and the effects and expected effects this uncertainty has on management`s judgments and assumptions in
establishing the assumed loss reserve.   Also please consider the
following items which could help describe the uncertainty:

* The nature and extent of the information received from the cedants related to policies, claims, unearned premiums and loss reserves;
* The time lag from when claims are reported to the cedant to when the cedant reports them to the company and whether, how, and to what extent this time lag effects the loss reserve estimate;
* How management uses the information received from the cedants in its determination of its assumed loss reserves, whether reinsurance intermediaries are used to transact and service reinsurance policies, and how that impacts the loss reserving methodology;
* The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;
* What process management performs to determine the accuracy and completeness of the information received from the cedants;
* How management resolves disputes with cedants, how often disputes occur, and the magnitude of any current, material disputes; and
* Whether management uses historical loss information to validate its existing reserves and/or as a means of noticing unusual trends in the information received from the cedants.

*    *    *    *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ibolya Ignat, at (202) 551-3656, or Jim
Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.


Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant
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Mr. Stephen L.Way
HCC Insurance Holdings, Inc.
December 19, 2005
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